MET INVESTORS SERIES TRUST

AMENDMENT NO. 1 TO THE INVESTMENT ADVISORY AGREEMENT

(Met/Templeton International Bond Portfolio)

This Amendment No. 1 to the Investment Advisory Agreement (the “Agreement”) dated May 1, 2009 between MetLife Advisers, LLC, (the “Adviser”), and Franklin Advisers, Inc. (the “Subadviser”) with respect to the Met/Templeton International Bond Portfolio, a series of the Metropolitan Series Fund, is entered into effective the 1st of December 2016.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows: Percentage of average daily net assets

Percentage of average daily net assets

Met/Templeton International Bond Portfolio	0.30% of first $1.0 billion of such assets plus 0.28% of such assets over $1.0 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 1st day of December 2016.

Kristi Slavin	FRANKLIN ADVISERS, INC.
President, MetLife Advisers, LLC	By: Authorized Officer